Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: UFJ Holdings, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-109072

Agreement on the Merger Ratio

Presentation Material

February 22, 2005

Ryosuke Tamakoshi, President & CEO

UFJ Holdings, Inc.

Disclaimer This document contains forward looking statements in regard to forecasts, targets and plans of Mitsubishi Tokyo Financial Group, Inc. (“MTFG”), UFJ Holdings, Inc. (“UFJ”) and their respective group companies (collectively, the “new group”). These forward looking statements are based on information currently available to the new group and are stated here on the basis of the outlook at the time that this document was produced. In addition, in producing these statements certain assumptions have been utilized. These statements and assumptions are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a large number of risks and uncertainties. Please see the latest disclosure and other public filings made by MTFG, UFJ and the other companies comprising the new group, including Japanese securities reports, annual reports, shareholder convocation notices, and MTFG’s registration statement on Form F-4, when filed, for additional information regarding such risks and uncertainties. In addition, information on companies and other entities outside the new group that is recorded in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by the new group and cannot be guaranteed. The financial information used in this document was prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

Table of Contents

< Transaction Summary >
Transaction Summary	4
< Agreement on the Merger Ratio >
Our Commitment and Achievement	6
Rationale of Merger Ratio	7
Expected Synergies of the Combined Entity	8
Value Creation for UFJHD Shareholders	9
Analysis and Evaluation of the SMFG Proposal	10
< Business Plan for the New Group >
Key Financial Targets	12
Expected Synergies (Revenue Enhancement)	13
Expected Synergies (Cost Savings)	14
Business Portfolio	15
Retail - Profit Target	16
Corporate - Profit Target	17
Trust Assets - Profit Target	18
< Schedule Going Forward >
Schedule Going Forward	20
< Data Book (Separate Attachment) >

Transaction Summary

Transaction Summary

Name: Mitsubishi UFJ Financial Group, Inc.

Merger Structure: Merger between UFJ Holdings, Inc. (“UFJHD”) and

Mitsubishi Tokyo Financial Group, Inc. (“MTFG” : Surviving Entity)

Timing: Expected closing on October 1, 2005

Merger Ratio: 0.62 MTFG common shares for each UFJHD share *2 (Implied value based on MTFG share price one day prior to the agreement of the merger ratio : JPY 603,260)

Listing: Tokyo / Osaka / Nagoya / New York / London

Management: Chairman: Ryosuke Tamakoshi (UFJHD) Deputy Chairman: Haruya Uehara (MTFG) President: Nobuo Kuroyanagi (MTFG)

*1

*1 New group’s symbol and logotype, after integration

*2 The Board of Directors of UFJHD has received fairness opinions as of February 18, 2005, that the agreed merger ratio with MTFG is fair from a financial point of view to the holders of the common shares of UFJHD, from Merrill Lynch Japan Securities Co., Ltd. and J.P. Morgan Securities Asia Pte. Limited respectively.

Full texts of the above opinions rendered by Merrill Lynch and JPMorgan will be included in the Form F-4 to be filed with the United States Securities and Exchange Commission (the “SEC”) by MTFG in connection with the merger (the “Form F-4”). The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The holders of UFJ’s common shares are urged to read the Form F-4 (and any other relevant documents filed with the SEC) when each of them becomes available, as well as any amendments or supplements to those documents. The Form F-4 will contain important information regarding the merger. The above opinions rendered by Merrill Lynch and JPMorgan are addressed to the board of directors of UFJ, are directed only to the fairness, from a financial point of view, of the agreed-upon exchange ratio to the holders of UFJ’s common shares, and do not constitute a recommendation to any shareholder of UFJ as to how such shareholder should vote with respect to the merger or any other matter.

Agreement on the Merger Ratio

Our Commitment and Achievement

UFJHD Management committed to “Maximize UFJHD Shareholders Value” at the time of announcement of the planned merger

Achieve an appropriate market valuation through B/S restructuring, including addressing large troubled borrowers, and achieve an appropriate merger ratio for UFJHD shareholders

Implementation of Strategy to Achieve an Appropriate Market Valuation

Execution of Radical Problem Loan Disposal Initiative

Accelerated problem loan disposal following the capital injection from MTFG in Sep. 04

Reduced problem loan balance to JPY 2.94 trillion as of Dec. 31, 2004 : Problem loan ratio below 4% by the end of Mar. 05 is achievable

Management foresees credit related expenses for FY04 to stay within the previously announced figures

Continuous implementation of measures to enhance profitability

Revenue target (business profit) in FY04 is achievable

Achievement of an Appropriate Merger Ratio for UFJHD Shareholders

As the market valuation improved following the appreciation of UFJHD share price since Oct. 04, UFJHD has achieved the merger ratio based on the comparable market valuation to its competitors

Rationale of the Merger Ratio

Following the achievement of an appropriate market valuation (i.e. PER) reflecting its robust profitability, UFJHD achieved the merger ratio including appropriate premium to UFJHD share price

Relative Share Price since Jul. 04



(UFJHD share price / MTFG share price)
Merger Ratio 1 : 0.62
Jul. 14 2004 Proposal of the merger
Aug. 12 2004 Basic agreement of the merger
Sep. 10 2004 Agreement on the capital enhancement
Feb. 18 2005 Agreement on the merger ratio
0.70
0.60
0.50
0.40
0.30
1-Jul
26-Aug
21-Oct
16-Dec
10-Feb

- **Merger Ratio** 1 : 0.62
- **Implied Share Price** [*1] JPY 603,260

- **Implied Share Price to (Fully-diluted basis):**
  - Mar. 06(E) EPS (Based on IBES median) 16.2x
  - Mar. 07(E) EPS (Based on IBES median) 11.8x
  - Dec. 04(A) BPS (Based on actual figures) 3.5x
- **Premium to UFJHD share price as of:** [*2]
  - Jul. 13, 04 26.0%
  - Aug. 11, 04 29.9%
  - Sep. 9. 04 16.0%
  - Feb. 17, 05 6.0%

*1 *Closing Price as of one day prior to the agreement of the merger ratio (February 17, 2005)*

*2 *Compared MTFG share price* × *0.62 with UFJHD share price as of one day prior to proposal of the merger, one day prior to the basic agreement of the merger, one day prior to agreement of the capital enhancement, and one day prior to the agreement of the merger ratio*

7

Expected Synergies of the Combined Entity

After basic agreement of the planned merger, UFJHD and MTFG discussed in the Integration Committee for 6 months and produced more detailed and reliable synergy projections than those in US or European bank mergers

Considered revenue enhancement by performing detailed analysis, including “market share” adjustment

Assumed two-step information system integration : Cost reduction will be phased-in after the completion of 2nd stage system integration in FY08

FY 08 Target

FY 04 Forecast *1

(JPY Bn)

Approx. 1,600

Approx. 2,500

Business profit (Consolidated) *2

Approx. +220

Net Synergies

-

Approx. +40

-

Revenue Enhancement

Approx. +240

Cost Savings

-

Per year average Approx. (60)*3

Integration Expenses

-

(410)

Approx. 1,100

Net income (Consolidated)

*1 Aggregated basis of both groups (based on publicly announced earnings forecasts)

*2 Before consolidation adjustments such as inter-company transactions (Managerial accounting basis, only excluding dividend income from the subsidiaries)

*3 Average annual amount of integration expenses from FY05 to FY09, such as system integration costs etc.

Value Creation for UFJHD Shareholders

Theoretical value of UFJHD share will significantly increase as a result of the merger

UFJHD key assumptions in the analysis of present value of the expected synergy

Discount rate of 8.5%: Assumed cost of equity of the combined entity

Terminal PER of 12.0x: Assumed P/E multiples of comparable US/European banks

UFJHD

MTFG

Market Cap *1 (Feb. 17, 2005)

Present Value of Expected Synergies

Merger Ratio

JPY 6,365 Bn

1 : 0.62

UFJHD share price

(Feb.17, 2005)

JPY 569,000

JPY 4,203 Bn

Theoretical value creation per each UFJHD share

JPY 76,334 13.4%

New Co.

*1 Fully-diluted basis

Analysis and Evaluation of the SMFG Proposal

The planned merger with MTFG is superior to a combination with SMFG in terms of both businesses and financials

Merger with MTFG

Merger with SMFG

High quality capital base

Relatively high dependence on public funds and deferred tax assets

Capital Base

JPY 1.4 Tn of public funds

DTA / Tier I Capital 26.6%

JPY 2.5 Tn of public funds

DTA / Tier I Capital 48.6%

Relatively high problem loan ratio

High quality loan portfolio

Asset Quality

Problem loan ratio 4.70%

Problem loan ratio 5.24%

Business Model

Operationally and regionally concentrated business model

Complementary business model

MTFG: Tokyo metropolitan area Large corporate and global operations

UFJ: Chubu and Kansai area Retail and SMEs businesses

Strengths in Kansai region, retail and SME businesses

Relative disadvantage in trust business and global operations

Cost savings

Revenue enhancements and cost savings

Synergies

“Cross-sell” opportunities

Cost savings from branches integration

Cost savings from branches integration

Negative impact of market share adjustments due to large customer overlap

Steady progress in the merger process

Uncertainty of the merger

Others

Merger ratio already agreed upon after the DD

Detailed plan for realization of synergies

Uncertainty of timing

Subject to the DD

Note: Figures and ratios on a simple combined basis as of Dec. 31, 2004 (Simple combined basis for problem loan ratio and consolidated basis for others)

Business Plan for the New Group

Key Financial Targets

(JPY Bn)

Change

FY08

Target

FY04

Forecast *1

Business Profit

(consolidated) *2

+50-60%

2,500

1,600

Expense Ratio

(10 pts)

40-45%

50-55%

Net Income

-

1,100

(410)

ROE

-

Approx. 17%

Approx. (9%)

*1 Simple combined basis of both groups’ publicly announced financial estimates

*2 Before consolidation adjustments such as inter-company transactions (Managerial accounting basis, only excluding dividend income from the subsidiaries)

<Macro economic assumption>

FY08

FY05

FY07

FY06

3M Tibor (avg.)

0.46%

0.13%

0.41%

0.29%

10Y JGB (avg.)

2.29%

1.81%

2.29%

2.22%

JPY/USD (FY end)

105

105

105

105

Real GDP Growth Rate

1.1%

1.9%

1.0%

1.8%

Expected Synergies (Revenue Enhancement)

Net Revenue Synergies of approx. JPY 40 Bn in FY 08 - Revenue enhancement expected to outweigh potential revenue decrease from share adjustment in loan exposures

Annual Increase in Gross Profit *1

JPY 40 Bn

Revenue Enhancement (FY08 Target)

< Revenue Enhancement until FY07 >

For the first one to two years after the merger, a decrease in revenue is expected from adjustments in loan exposures to certain borrowers.

The level of decrease for each of the first two years is expected to be at similar levels as the level of increase in gross profit for FY08.

*1 Net increase in gross profit to be realized in FY08

Major Sources of Revenue Enhancement

Retail

Investment product sales, residential mortgage loans and credit card business

Corporate

Overseas services, real estate business and settlement business

Trust Asset

Enhanced product development capability, outsourcing business (Trust administration services for regional banks)

Expected Synergies (Cost Savings)

UFJ

Cost Savings of approx. JPY 240 Bn in FY08

Cost Savings (FY08 Target)

Annual Total*1	JPY 240 Bn
Summary Details	■ Staff reduction: 40 Bn ■ System related cost: 80-90 Bn ■ Branch rationalization: 20 Bn ■ Headquarters: 60 Bn ■ Subsidiaries: 30 Bn

*1 Cost reduction amount to be realized in FY08 compared to FY04 forecast on a simple combined basis. Considering one-time cost (JPY 60 Bn in FY08), net cost synergies are JPY 180 Bn. (aggregation of banks, trust banks and securities firms for staff reduction, system related cost and branch rationalization)

Major Cost Reduction Strategies

- Staff Reduction/Reallocation
  - ✓ Gross reduction of 10,000 employees
  - ✓ Reallocate 4,000 employees to focus areas
- System Integration
  - ✓ Complete systems integration of securities firms and overseas branches first
  - ✓ Expected to conduct full integration (incl. domestic accounting system) in 2 years
- Branch Rationalization
  - ✓ Retail: 170 offices, Corporate: 100 offices, Overseas: 30 offices

< Cost Savings until FY07 >

Cost savings arise from FY06.

More than 50% of target cost savings (JPY 240 Bn) is expected to arise in FY07.

One-Time Cost *2 (Included in operating expenses)

FY05-09 aggregated : JPY 320 Bn
(Annual average: JPY 60 Bn)

Summary Details : System Integration
Branch Rationalization
Tax, Corporate Identity,
HQ Integration, etc

*2 In addition to the one-time costs, extraordinary charges of approximately 360 billion (of which more than a majority is non-cash items such as write-offs and provision for additional reserves) is expected in fiscal year 2005.

14

Business Portfolio

Further strengthen 3 core business lines with a focus on Retail

Create more stable and balanced business portfolio

Business Profit (consolidated) Target

FY04 Forecast*1

FY08 Target

JPY 2.5 Tn

(85-90% from core business lines )

JPY 1.6 Tn

(75% from core business lines)

Others (incl. Treasury/UNBC)

10%

Trust Assets

2-4%

Retail

15%+

Retail

35%+

Others (incl. Treasury/UNBC)

20-25%

Trust Assets

1-2%

Corporate

50%

Corporate

55-60%

*1 Simple combined basis of MTFG & UFJ

Retail – Profit Target

Aim to triple business profit in FY08 by increasing revenues mainly in Investment Product Sales and Consumer Finance and through integration synergies

Earnings Drivers *3

Business Profit Target

Interest rate increase

Gross profit

Testamentary Trust/ Real Estate

Others (security business,etc)

Operating cost

subsidiaries*2

Business profit

Synergies

JPY 120-130 Bn (Business profit)

Investment Product Sales

JPY 270 Bn

Consumer Finance

Loan

subsidiaries*2

FY04 Forecast *1 FY08 Target

*3 Breakdown of changes in gross profit growth from FY04 forecast to FY08 target (excluding changes from increase in interest rate and consolidation of NICOS )

*1 Simple combined basis of MTFG & UFJ

*2 Subsidiaries other than banks, trust banks and security firms

16

Corporate – Profit Target

35-40% increase in business profit in FY08 compared to FY04, driven by SME lending, Settlement, Investment Banking and Overseas businesses

Business Profit Target

Earnings Drivers *2

Gross profit

Real Estate

Operating cost

Interest rate increase

Business profit

Synergies

JPY 30-40 Bn

(Business profit)

Overseas

SME Lending

JPY 920 Bn

Securities

Investment Banking*3

Settlement

FY04 Forecast *1 FY08 Target

*1 Simple combined basis of MTFG & UFJ

*2 Breakdown of changes in gross profit growth from FY04 forecast to FY08 target (excluding revenue increase from deposits and lending revenue, and decrease due to NPL collection)

*3 Domestic investment banking revenues from banks and trust banks. Investment banking revenues from Mitsubishi UFJ Securities are categorized as “Securities”

17

Trust Assets – Profit Target

Aim to triple business profit compared to FY04 by providing full spectrum of Asset Management/Administration Services of best quality in Japan

Business Profit Target

Earnings Drivers *2

Trust Business (other than pensions)

Gross profit

Operating cost

Business profit

Custody

Investment Trust (Asset Administration)

Synergies

JPY 5-10 Bn (Business profit)

Corporate Pension

JPY 24 Bn

Investment Trust (Asset Management)

FY04 Forecast *1 FY08 Target

*2 Breakdown of changes in gross profit growth from FY04 forecast to FY08 target

*1 Simple combined basis of MTFG & UFJ

18

Schedule Going Forward

19

Schedule Going Forward

2005

By the end of April

Signing of Merger Agreement

End of May

FY04 Earnings Announcement

Notification of General Shareholders’ Meeting

Middle of June

End of June

General Shareholders’ Meeting

October 1st

Closing Date of the Planned Merger Establishment of Mitsubishi UFJ Financial Group

(Plan)

20

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

MTFG CONTACT: Mr. Hirotsugu Hayashi

26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan

81-3-3240-9059

Hirotsugu_Hayashi@mtfg.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

Agreement on the Merger Ratio

Data Book

February 22, 2005

Disclaimer This document contains forward looking statements in regard to forecasts, targets and plans of Mitsubishi Tokyo Financial Group, Inc. (“MTFG”), UFJ Holdings, Inc. (“UFJ”) and their respective group companies (collectively, the “new group”). These forward looking statements are based on information currently available to the new group and are stated here on the basis of the outlook at the time that this document was produced. In addition, in producing these statements certain assumptions have been utilized. These statements and assumptions are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a large number of risks and uncertainties. Please see the latest disclosure and other public filings made by MTFG, UFJ and the other companies comprising the new group, including Japanese securities reports, annual reports, shareholder convocation notices, and MTFG’s registration statement on Form F-4, when filed, for additional information regarding such risks and uncertainties. In addition, information on companies and other entities outside the new group that is recorded in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by the new group and cannot be guaranteed. The financial information used in this document was prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

Management Structure of the New Group

Integrated business group system

Corporate Risk Management

New trust bank

New securities company

Corporate staff

New bank

Risk management framework

Internal audit framework

Close cooperation

Corporate Planning

Financial Planning

Accounting

Corporate Communi- cations/IR

General affairs/ Secretariat

Credit risk

Retail

Market risk

Assess effectiveness of internal control

BSC Approach

(Cascading down of Strategic Objections)

Corporate

Operational risk

Information risk

Compliance

Trust assets

Compliance framework

Implementation of a strong internal control system in compliance with COSO framework (Establish strong internal control system such as CSA)

Data Book

3

Five Competitive Advantages

Aim to join the “Global Top 5” by leveraging five unique competitive advantages

1. Japan’s Preeminent Global Banking Network

2. Strong Business Foundation Based on Retail Deposits and Diverse Customer Base

3. Strong Financial/Capital Foundation

4. Highly Complementary Business and Networks

5. Strong Corporate Governance and Transparent Management Network Appropriate for an NYSE-listed Company

Data Book

4

Highly Complementary Businesses 1

Loan Portfolios (Sep.04)

Overseas

UFJ

MTFG

Overseas

5%

Large corporations

10%

30%

Individuals

Large corporations

28%

Individuals

19%

44%

SMEs

New Group (Simple Combined)

SMEs

Overseas

37%

27%

8%

Large corporations

Individuals

23%

37%

SMEs

32%

Note: MTFG figures are the sum of the non-consolidated figures of BTM and MTBC (Banking accounts + Trust accounts). UFJ figures are the sum of the non-consolidated figures of UFJ Bank (including two separate subsidiaries) and UFJ Trust Bank (Banking accounts + Trust accounts)

Data Book

5

Highly Complementary Businesses 2

Domestic and Overseas Network (Sep.04)

Domestic Total

600

546

400

366

Overseas Total

200

0

100

81

MTFG

UFJ

26

50

Central Japan

148

0

Eastern Japan

UFJ

MTFG

150

263

300

100

Note: For MTFG, sum of BTM and Mitsubishi Trust; for UFJ, sum of UFJ Bank and UFJ Trust

212

50

22

200

0

100

UFJ

MTFG

0

MTFG

Western Japan

UFJ

200

186

150

100

Note: For MTFG, sum of BTM, Mitsubishi Trust and Mitsubishi Securities; for UFJ, sum of UFJ Bank, UFJ Trust and UFJ Tsubasa Securities

81

50

0

MTFG

UFJ

Data Book

6

Strong Capital Base

Stronger Tier I ratio through integration with MTFG (5.66% at the end of Sep.04 on a simple combined basis)

Early repayment of JPY 1.4 Tn of the Government Funds possible by taking advantage of new group’s strong earning stream

Capital Base (Sep.04)

(JPY Tn)

MUFG

(Reference) MUFG Net Income Forecast/Target

UFJ

MTFG

(Simple combined *1)

Est./Target

Tier I

5.52

4.02

2.20

FY04 (Forecast)

JPY (0.4) Tn

0.00

1.40

Government Funds

1.40

0.21

1.65

(1.44)

Retained Earnings

JPY1.1 Tn

FY08 (Target)

Tier II

4.97

2.81

2.15

Deduction Items

(0.26)

(0.89)

(0.07)

Risk Weighted Assets

97.66

54.45

43.20

BIS Ratio (%)

10.48

10.92

9.92

Tier I Ratio (%)

5.66

7.39

5.10

(Reference) Tier I (excluding Government Funds)

Tier I

4.12

4.02

0.80

Tier I Ratio (%)

4.21

7.39

1.85

*1 Excludes JPY 700 Bn of MTFG’s preferred stock investment in UFJ Bank from Tier I and deduction items

Data Book

7

Market Value Rank among Global Financial Institutions

Market value rank of #9 globally on a simple combined basis (Dec.04)

Aim to rank in the Global Top 5 by FY08

(JPY Tn)

As of Dec. 31, 2004

Rank

Financial Institutions

Market Value

Rank

Financial Institutions

Market Value

1

Citigroup INC

26.0

15

MTFG

6.9

16

ING Group

6.8

2

HSBC Holdings

19.9

17

BNP Paribas

6.6

3

Bank of America Corp

19.7

4

AIG

17.8

+ + + +

5

J.P.MORGAN CHASE & CO.

14.4

6

BERKSHIRE HATHAWAY

11.6

21

Mizuho FG

6.2

7

ROYAL BANK OF SCOTLAND

11.0

+ + +

8

WELLS FARGO & CO.

10.9

9

MTFG + UFJ

10.1

31

SMFG

4.7

10

UBS AG

9.8

+ + +

47

UFJ

3.2

Source: Data Stream

Data Book

8

ROE Target Comparison

Aim to achieve approx.17% ROE in FY08

ROE

BoA

*1

20%

Citi

MUFG

JP

SMFG

10%

Mizuho FG

MTFG+UFJ

0%

5%

10%

Tier I Ratio

Source: Company disclosure (As of Mar.04 for Japanese banks; Dec.03 for US Banks Circles indicate the net Income size)

*1: Excluding trust preferred securities

* Simple combined basis

Data Book

9

Retail 1 - Sales of Investment Products

Expand investment product sales by taking advantage of changing individual financial asset structure

Establish sales structure tailored for each customer segment by strengthening product development capability and increasing sales force

Individual Financial Assets (Mar.04)

Major Strategies

Business Model/Product Strategies

- Promote cross-selling and actively utilize call center

- Line of products utilizing global strategic alliances

Resource Commitment

- Increase Sales Force by Approx. 1,000 (Currently 2,500)

- Thorough training in sales skills and compliance (at Retail Academy)

Japan

Insurance, Pension

Cash, Deposit

US

Bond

Inv. Trust

JPY 1,412 Tn

USD 34.9Tn

Equity

Revenue Increase Plan

% of Investment Products in Financial Assets

Source: Research & Statistics Department of the Bank of Japan “Flow of Funds (1st Quarter 2004) — Japan and US Overview”

Provide Attractive Products Enhance Consulting Skills

FY08 Revenue Target

(80% Increase from FY04)

Investment Product Sales

Revenue Forecast FY04

JPY 95 to 100Bn

(JPY Bn)

Foreign Currency Deposit

Pension

Number of Customers

Allocate Staff to Each Affluent Customer

Equity Inv. Trust

*

*

* Simple combined basis

FY03 *

FY04 Forecast *

FY08 Target

6

5

4

3

2

1

0

Data Book

10

Retail 2 - Consumer Finance Business

Explore new business opportunities by responding to diverse needs of individual customers in developing markets

Fully utilize new group's expertise, customer base and Infrastructure

Sample: Retail Revenue Breakdown of a Financial Institution in US


Bank A
Others 1%
Credit Card 37%
Retail Banking 42%
JPY 1.1 Tn
Consumer Finance 20%
Bank B
Others 5%
Credit Card 25%
JPY 0.3 Tn
Consumer Finance 7%
Retail Banking 63%

Loan Increase Plans (UFJ)

	Balance Increase Target from FY04 to FY07	Targeted Customers	Interest Rate
Bank Card (Revolving/Cashing)	Approx. Yen 150 Bn+	Existing Individual Customer	9-15%
UFJ Mobit Cashing	Yen 60 - 70 Bn+	Existing Customer with borrowing needs	Approx. 15-18%
Mobit	JPY 250 Bn +	New Customer with borroing needs (Direct Channel)	Approx. 15-18%
Total	Approx. JPY 500 Bn+	-	-

Major Strategies

Business Model/Product Strategies

- Reorganize and concentrate new group's expertise and infrastructure
- Utilize advantages of bank-issued credit cards
- Utilize cutting-edge IT technology
- Strengthen line of products utilizing alliances with NICOS, Mobit, DC Cash-One, and others.

Resource Commitment

- Increase sales staff in branches

Integration of Group's Card Companies


Mobit
DC Cash-One
Management Vehicle
UFJ NICOS
DC
UFJ Card
NICOS

Data Book 11

Retail 3 - Residential Mortgage Loans

Strong prospects in residential mortgage loan market due to decreasing role of the public sector and increasing number of households

Aim to significantly expand sales of residential mortgage loans by combining strengths of both groups

Major Strategies

Business Model

- Utilize UFJ’s sales skill through housing developers and product development capability of UFJ and MTFG

- Focus on corporate market and actively promote affiliated loans

- Cultivate new market by expanding into local areas

Product Strategy

- Strengthen product development capability

Resource Commitment

- Establish a Residential Mortgage Loan Specific Department within the new commercial bank

Residential Mortgage Loan Market

(JPY Tn)

Residential Mortgage Loans by Categories

Housing Loan Corporation

200

Other Public Institutions

150

100

Private Financial Institutions

50

0

FY02

FY01

FY00

FY99

FY98

FY03

Source: Government Housing Loan Corporation Annual Report

(Households 10thou.)

Projected Number of Households

5,500

Residential Loan Balance/ Origination Target *1

5,000

(JPY Tn)

(JPY Tn)

4,500

Origination

(Left-axis)

4,000

Up to 600 Bn increase from FY04

3,500

3,000

Balance

(Right-axis)

2,500

2,000

2005

2000

1995

1990

1985

1980

*2

2010

*1 Includes commercial mortgage loans *2 Simple combined basis

Source: Ministry of Internal Affairs and Communications, National Institute of Population and Social Security Research “Household Projection for Japan (Oct. 2003)”

Data Book

12

Retail 4 - Integration Effects

UFJ

Share leading products and sales skills while strategically reallocating staff

Increase revenue significantly by fully utilizing retail customer base

Integration Strategy

Opportunity for Sales of Investment Products

- Mutually provide products and share sales skills
- Increase product sales to expanded customer base
- Strategically reallocate staff

Credit Card Business

- Jointly promote credit card

Residential Mortgage Loans

- Share skills to improve relationships with housing developers
- Expand product development and sales capacities

Cost Reduction

- Rationalization of approx. 170 duplicate offices
- More effective staff deployment
- Systems Integration

Retail Deposits (Sep.04)


MTFG+UFJ
Approx. 60 Tn
Mizuho
Approx. 31 Tn
SMBC
Approx. 32 Tn

(Note) BTM+MTB for MTFG, UFJ Bank+UFJ Trust for UFJ, 3 Subsidiary Banks+Revitalization Corporations for Mizuho. Non-consolidated Basis

New Group's Customer Base

Segments by Customer Assets	Number of Customers	Customer Assets
JPY 10M -	2M	JPY 40Tn
JPY 0.5M -	10M	JPY 25Tn
- JPY 0.5M	30M	JPY 1-2Tn

Data Book 13

Corporate 1 - SME Market

Develop new business models through diverse channels and strategic resource allocation

Expand customer base further by efficiently exploring the SME Market

SME Market



Existing Customers (16%)
Total Approx. 1.8M
Potential Customers (84%)
Significant Room to Expand Customers Base

Source: Teikoku Data Bank (As of Sep.04)

New Business Models: Significant increase of customer contacts

Expanding Channels

- Establish SME-Specific Department in existing offices
- Actively spread smaller offices across Japan

Strategic Alliance

- Strengthen Alliances with TKC* and Financial Institutions
- Promote strategic alliances, looking ahead of deregulation

Product Strategy

*Association of CPA and Tax accountants

- Strengthen line of products in response to diverse needs
- Promote new loan product designed for small corporations

Strengthening Sales Force

- Actively recruit former employees of Financial Institutions to join us as new sales force

Avg. Balance for SME Lending



FY03 1H=100
150
140
130
120
110
100
90
FY03 1H
FY03 2H
FY04 1H
FY04 2H Forecast
FY08 Target

Corporate Loan Origination



(JPY Bn)
1,600
1,400
1,200
1,000
800
600
400
200
0
FY03
FY04 Forecast
FY08 Target

Data Book 14

Corporate 2 - Domestic Investment Banking

Provide customer base on a world-wide basis with comprehensive and innovative financial services by strategically allocating resources, taking advantage of continuing market growth

Major Strategies

Business Model

- Provide large corporations with customized services while promoting mass sales for SMEs

- Promote new businesses based on market needs

- Strengthen growing businesses such as derivatives, syndicated loans and securitization

- Enhance efficiency in developed businesses such as bond issuance

Resource Commitment

- Reallocate staff to focus areas by reducing staff in Headquarters and back offices

Domestic Syndicated Loans Market*1

60

(JPY Tn)

50

40

30

20

10

0

FY07

FY06

FY05

FY04

FY08

Real Estate Securitization Market *1

Revenue Target* *2

(JPY Bn)

5.0

(JPY Tn)

400

350

FY03 Approx. 240Bn

4.8

300

Others

4.6

250

Structured Finance

4.4

200

Syndicated Loans

Securitization

150

4.2

Derivatives for Clients

100

4.0

FY08

FY07

FY06

FY05

FY04

50

FY08 Target

FY04 Forecast

FY03

0

*1 Our forecasts as of Feb.05. Forward-looking figures subject to risk factors

*2 Investment banking revenue from banks and trust banks

Data Book 15

Corporate 3 - Settlement Business

Establish strong presence by combining UFJ’s and MTFG’s competitive strengths (Domestic settlement and Forex service)

Major Strategies

Business Model: Reorganize the line of products in accordance with customer needs

New Product Strategy: Create new products with advanced IT technology

Resource Commitment: Train staff in settlement and IT skills

FX Volume (Trade Volume Share)

Domestic Settlement

400

300

200

100

(USD 10Bn)

50

40

UFJ

30

20

Business Model

- Leverage Japan’s best global network

New Product Strategy: Provide leading FX services and products

FX Business

10

BTM

0

Simple Combined

(FY03)

Bank B

(FY03)

Bank A

(FY03)

New Bank

(FY08 Target)

On-line Corporate Banking Services

(Number of Contracts : Thousand)

Transfer to Other Domestic Banks

(M)

(%)

% of Market

(Right-axis)

21

250

Number of Transfers

(Left-axis)

20

Increase # of Contracts by 1.5x compared to FY04

200

19

150

18

100

17

FY07 Target

FY06 Target

FY05 Target

FY04 Forecast

FY03

FY03

FY04 Forecast

FY08 Target

FY08 Target

Data Book

Corporate 4 - Overseas Operation

Establish strong business relationships with multi-national and local corporations, through branch network and processing services, including CMS and investment banking, while maintaining dominant share of services for Japanese corporations

Overseas Revenue Driver [*1]

Target Operating Income



Expect to Double
FY04 Forecast
FY08 Target

Revenue Growth Drivers[*1]



Asia
US
Europe

*1 Breakdown of changes in gross profit growth from FY04 forecast to FY08 target

Major Strategies

Business Model

- Localized business in response to commercial distribution in each countries
- Strong support to Japanese corporations expanding its business in China

Product Strategy

- Strengthen CMS and Settlement services in each Asian countries
- Strengthen growing businesses such as derivatives, syndicated loans and Trade-related businesses

Resource Commitment

- Improvement of the backbone system in Asia
- Strategic allocation of management resources in China

Japanese Companies in Asia



(Number)
12,000
10,000
8,000
6,000
4,000
2,000
0
ASEAN
India/ Vietnam
NIES
China
FY00
FY03

Source: *Toyo Keizai Kaigai shinshutsu kigyo joho*

Overseas Offices [*2]



50
40
30
20
10
0
New Group
SMBC
Mizuho
Asia-Oceania
Europe/Africa/Middle East
US

*2 Total overseas offices, including branches and satellite offices of banks and trust banks (Company disclosure as of FY03)

Data Book 17

Trust Assets 1 - Pension Business

Retain dominant share and increase revenues by focusing on more profitable products

Corporate Pension Market Share

Major Strategies

Business Model

- Promote more profitable products by specialist sales force with consulting skills

Product Strategy

- Expand line of products by combining expertise

Resource Commitment

- Enhance product supply by promoting affiliated products

40%

35%

30%

25%

New Trust Bank

20%

(MTB+UTB)

15%

10%

5%

0%

FY07

FY06

FY05

FY04

FY03

FY02

FY08

Pension Commission Rates

Pension Product Mix

Profitable Products Balance

FY08

(JPY Tn)

FY04

5

Profitable Product

Actual

Sales Plan

4

3

Overall Commission Rates

JPY

JPY

2

20.2 Tn

12.6 Tn

1

Passive Management

0

FY05

FY04

FY03

FY08

FY07

FY06

FY05

FY04

FY03

FY02

Passive

Balanced

Profitable Products, etc.

FY06

Alternative

Specified Active

Enhanced Passive

Data Book

Trust Assets 2 - Investment Trust Business

Maintain presence in growing trust market (No.1 in administration services, No.3 in asset management)

Major Strategies

<Asset Management>

Business Model: Establish united brand through integration

Product Strategy: Develop new products through utilizing resources group-wide

Resource Commitment: Strengthen sales support staff, co-operate with retail sales

<Asset Administration>

Business Model: To establish de facto standards in administrating equity investment trusts by further expanding market share

Expanding Investment Trust Market (Net Asset Basis)

100

Privately placed

Publicly placed

Market expected to expand

(JPY Tn)

80

60

40

20

0

FY07

FY06

FY05

FY04

FY08

* Publicly placed inv. trust figures based on Japan Center for Economic Research estimates. Privately placed inv. trust figures based on MTB forecasts

Inv. Trusts Management Balance (Net Asset Basis)

Investment Trusts Administration Balance

Increase share in administering profitable equity investment trust

Privately placed

Publicly placed

Increase shares

and balance of asset management of investment trusts

40

(JPY Tn)

10

(JPY Tn)

35

8

30

6

25

20

4

2

15

0

10

FY08

FY07

FY06

FY05

FY04

FY07

FY06

FY05

FY04

FY08

*Sum of Mitsubishi AM and UFJ Partners AM (Before the establishment of Mitsubishi AM, used the sum of Tokyo Mitsubishi AM, Mitsubishi Trust AM and UFJ Partners AM)

Admin. Balance for Equity Inv. Trust

Admin. Balance

Data Book

Trust Assets 3 - Integration Effects

Enhance efficiency through greater scale of operation and reallocate management resources into strategic areas

Outstanding Presence (As of Sep. 30, 04)

Integration Strategy

Pension Trusts

Secure Japan’s No.1 presence and business scale

- Asset management: Approx. JPY34 Tn

- Assets under administration: Approx. JPY130 Tn

Promote efficiencies

- Efficient Staff Deployment

- Reduce Duplicate System Investment

Develop and provide cutting-edge products

- Promote profitable products

- Expand securities administration business undertaking from other financial institutions including regional banks

Specified Money Trusts

For Pension

MTFG

(As of Sep.30, 2004)

MTFG

UFJ

UFJ

Investment Trust

(Asset Administration)

MTFG

UFJ

Data Book

Branches and Direct Channels

Respond to diverse needs of customers and organize a highly convenient network of branches, ATMs and direct channels which can be accessed “anytime” and “anywhere”

Enhance direct channels by utilizing IT

Network of new group (as of Sep. 30, 04)

Throughout 24 hours

Overlapping locations are planned to be merged on the integration date

Now studying whether to merge or abolish the overlapping locations mainly in Tokyo metropolitan area

UBOC

(301)

Overseas

Over 40 countries

408 locations

(incl. 301 of UBOC)

Further develop Convenience store ATM

Convenience store

ATM

Approx. 16,000

Non-branch

ATM

Approx. 2,100

Domestic

Central Japan

Retail : 170

Corporate : 75

Develop branches focused on consulting or Plus-type branches

East Japan

Retail : 475

Corporate : 185

Throughout the world

Incl. Tokyo Metropolitan

Data Book 21

Retail : 450

Corporate : 170

West Japan

Retail : 267

Corporate : 123

Further develop UFJ24

Asia-Oceania : 55

Europe-Middle East, etc : 26

Americas : 26

UBOC : 301

Establish outlets focused on handling transactions for large corporations

Develop outlets focused on SMEs in areas where there is currently no presence

* Domestic locations include banks, trust banks and securities firms

* Overseas locations include banks, trust banks and UBOC

Data Book

Basic Policy of Systems Integration

Implement systems integration in two stages in order to enhance customer convenience and the security and stability of the systems.

Aim to achieve early realization of the post-integration streamlining effects

Bank of Tokyo-Mitsubishi UFJ

On the date of management integration

Domestic accounting/information systems: 2 Banks’ existing systems will continue separately using front-end transfer method

Market-related systems/Overseas: systems will be integrated into BTM’s system

Full-scale systems integration (By Dec. 07)

BTM’s system will be adopted for basic systems incl. OS, while incorporating and utilizing the strong points of UFJ’s systems (incl. Year-round 24-hour ATM services)

Mitsubishi UFJ Trust and Banking

On the date of management integration

Both systems (incl. domestic operating system) will be maintained separately

Market-related or overseas systems will be integrated into MTB’s system

Full-scale systems integration (By the end of Mar. 08)

The new trust bank will adopt MTB’s systems for domestic operations, trust assets operations and real estate operations while adopting UFJ Trust’s systems for pension administration and securities agency businesses (stock operations)

Mitsubishi UFJ Securities

Complete systems integration by the management integration date

Wholesale business operations will be integrated into Mitsubishi Securities’ systems, while retail operations will be integrated into UFJ Tsubasa Securities’ systems

Data Book 22

Key Financials 1

UFJ

Key retail products and services (as of Mar.31, 04)

(JPY Bn)

	MTFG	UFJ	New group	SMFG	Mizuho FG
Balance of loans to individuals	8,345.4	10,959.9	***19,305.3***	13,875.9	12,335.6
Year on year growth	600.3	713.2	***1,313.5***	210.0	(513.1)
Retail deposits	33,402.3	26,754.3	***60,156.6***	31,631.8	30,465.3
Year on year growth	1,237.9	171.9	***1,409.8***	421.6	(163.7)
Retail foreign currency deposits	944.1	537.5	***1,481.6***	571.3	N.A.
Cumulative sales of investment annuities	360.9	254.0	***614.9***	482.9	N.A.
Balance of investment trusts	1,387.2	1,016.3	***2,403.5***	2,005.7	1,214.5
Year on year growth	491.7	174.4	***666.1***	330.8	313.5

Note: Figures are the sum of the 2 banks of MTFG and UFJ on a non-consolidated basis (excluding securities firms). Figures for other companies are derived from each companies' disclosed materials. Investment trust balances are sourced from Kinyuuzaiseijijo magazine.

Testamentary trusts/Real estate commissions (as of Mar.31, 04 and FY03)

(No./JPY Bn)

	MTBC	UFJ Trust	New group	Sumitomo Trust	Mizuho Trust
Number of testamentary trusts (with execution)	8,626	5,423	***14,049***	1,953	4,877
Real estate commissions	22.0	14.5	***36.4***	N.A.	N.A.

Note: Real estate commissions are on a management accounts basis. Including housing sales subsidiaries. Figures for other companies are sourced from the Nikkei Financial Daily.

Data Book 23

Key Financials 2

UFJ

Corporate customers after integration (as of Aug. 31, 04)

(1,000 companies)

Revenue	BTM+UFJ		SMFG		Mizuho	
	Number	% of total	Number	% of total	Number	% of total
JPY 100 Bn +	1.3	0.5%	1.1	0.5%	1.3	0.6%
JPY 10 Bn - JPY 100 Bn	9.7	3.4%	7.8	3.5%	9.0	4.4%
JPY 3 Bn - JPY 10 Bn	18.5	6.5%	14.2	6.4%	15.8	7.7%
Up to JPY 3 Bn	255.3	89.7%	199.8	89.7%	177.8	87.2%
Total	284.8	100.0%	222.9	100.0%	203.8	100.0%
Publicly listed companies	3.1	1.1%	2.5	1.1%	3.0	1.5%

Source: Data from Teikoku Data Bank Cosmos II (including customers with no credit exposure)

Loan balances on a consolidated basis/loan to SMEs (as of Sep. 30, 04)

(JPY Tn)

	MTFG+UFJ	SMFG	Mizuho FG
Loan balance on a consolidated basis *1	69.7	41.5	53.8
Mid to small-sized business loan balances *2	28.3	21.5	27.1

*1 Excluding consumer loan balance from consolidated loan balance of each group (Aggregate of banking accounts and trust accounts)

*2 Mid to small-sized loan balances are based on IR presentation materials for each company, and is the sum of bank accounts and trust accounts, excluding consumer loan balances. MTFG refers to Bank of Tokyo-Mitsubishi + Mitsubishi Trust Bank, UFJ refers to UFJ Bank + UFJ Trust + certain subsidiary companies, SMFG refers solely to the Sumitomo Mitsui Bank on a non-consolidated basis, and Mizuho FG refers to Mizuho Bank + Mizuho Corporate Bank + Mizuho Trust + certain special subsidiaries established for rehabilitation purposes.

Data Book 24

Key Financials 3

Pension Trusts, Securities Trusts, and other trust products (Trusted asset balances as of Mar.30, 04)

(JPY Bn)

MTBC

UFJ trust

Total

Estimated Rank

Pension trusts

7,818.7

4,782.2

12,600.8

No. 1

Independently operated designated money trusts

7,120.4

3,844.2

10,964.6

No. 1

Specified money trusts

4,090.3

1,873.3

5,963.6

No. 1

Investment trusts

9,527.3

12,582.1

22,109.4

No. 1

Note: Welfare pension fund and defined benefit pension fund in market value, others in book value

Source: Internal estimates from each trust bank.

Data Book 25

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

MTFG CONTACT: Mr. Hirotsugu Hayashi

26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan

81-3-3240-9059

Hirotsugu_Hayashi@mtfg.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.